3515 S.E. Lionel Terrace
                                                      Stuart, Florida 34997
                                                      LOCAL: (772) 287-4846
                                                      TOLL FREE: (877) 847-9284
                                                      FAX: (772) 781-4778
                                                      http://www.ultrastrip.com

                            ULTRASTRIP SYSTEMS, INC.



                                                                  August 9, 2005

VIA FACSIMILE (202) 772-9218
AND FIRST CLASS U.S. MAIL
Ms. Michele Gohlke
Branch Chief
United States Securities and Exchange Commission
450 5th Street, N.W.
Mail Strop 0306
Washington, D.C. 20549

Re: Ultrastrip Systems, Inc.

Dear Ms. Gohlke:

    We are responding to the Staff's comment letter dated June 20, 2005. The numbers set forth below correspond to the numbers in your comment letter.

1. We agree with your comment and will revise future filings to clarify our controls and procedure disclosures.

2. We agree with your comment and will revise future filings to comply with SAB Topic 3C.

3. We concluded that our investment in Ultrastrip Japan, Ltd. is not majority owned or controlled because Ultrastrip Systems, Inc. owns and controls less than 50% of Ultrastrip Japan, Ltd. Ultrastrip Systems, Inc. owns 998 shares of the joint ventures 2,000 outstanding shares which represents a 49.9% ownership. The day-to-day activities are controlled by the management of Ultrastrip Japan, Ltd. who reports to the board of directors. The board of directors are elected by the shareholders of Ultrastrip Japan, Ltd. Our representation on the board of directors consists of Stephen R. Johnson, President and CEO of Ultrastrip Systems, Inc. The board of directors consists of a total of five directors.

     We performed a FIN 46 analysis of Ultrastrip Japan, Ltd. and determined that Ultrastrip Japan, Ltd. is a variable interest entity that should be consolidated. Management determined that Ultrastrip Japan, Ltd. was not material to Ultrastrip Systems, Inc. and as a result did not consolidate Ultrastrip Japan, Ltd. during 2004. If Ultrastrip Japan, Ltd. had been consolidated, instead of an investment of $50,000, we would have a cash balance of $100,000, a minority interest liability of $50,100 and stockholders' equity of $49,900. Ultrastrip Japan, Ltd. began having operating activities during the 1st quarter of 2005 and as a result has become material and will be consolidated in the Form 10-QSB for the quarterly period ended March 31, 2005 which we expect to be filed during the first week of August, 2005. Although the Joint Venture could issue a capital call to its Joint Venture Partners, in the future, there are no pending capital calls or other financial investment obligations as of this date.

August 9, 2005
Page 2

4. Robotic Investment Group, LLC (the referenced third party) was required to raise $1 million in order to purchase the robotic system from Ultrastrip Systems, Inc. Robotic Investment Group, LLC was only able to raise $400,000 of the $1 million. As a result, Ultrastrip Systems, Inc. funded the remaining $600,000 during the 1st quarter of 2005 by purchasing a 60% controlling interest in the Robotic Investment Group, LLC. This entity will be consolidated into Ultrastrip Systems, Inc. and the effects of the sale will eliminate in consolidation in the Form 10-QSB for the quarterly period ended June 30, 2005.

5. The disclosures in Note 8 on page F-15 as well as the Statement of Capital Deficit includes an additional 675,000 shares of common stock that were issued in connection with the conversion of unsecured bridge financing notes that were entered into during the year ended December 31, 2004. The disclosures in Note 7 (iii) through (vii) include shares issued in settlement of liabilities for debt that were outstanding as of December 31, 2004. Below is a tabular reconciliation between the disclosures on page F-14 and the disclosures on F-15 and the Statement of Changes in Capital
     Deficit:


    --------------------------------------------------------------  ------------
     Shares of common stock issued in settlement of liabilities
     per Note 7 (iii) through (vii) on page F-14.                     2,835,274
    --------------------------------------------------------------  ------------
     Shares of common stock issued for unsecured bridge financing notes that were entered into and converted to common stock during the year ended December 31, 2004
                                                                       675,000
    --------------------------------------------------------------  ------------
     Shares of common stock issued in settlement of liabilities per Note 8 on page F-15 and Statement of Changes in
     Capital Deficit                                                  3,510,274
    --------------------------------------------------------------  ------------


6. Currently, Ultrastrip Systems, Inc. has no legal commitment to sponsor the Water Culture Network. As a result, Ultrastrip Systems, Inc. has no obligation to the Water Culture Network. Ultrastrip Systems, Inc. intends to donate funds to the Water Culture Network to help support the Network if funds are available. If Ultrastrip legally commits to contribute funds to the Water Culture Network in the future, we will disclose any such obligations as commitments or liabilities in future filings.

7. We agree with your comment and will revise future filings to include the certification in the form currently set forth in item 601(b)(31) of Regulation S-B.

     In addition, UltraStrip Systems, Inc. (the "Company") acknowledges the following:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the Staff's consideration and if there are any questions, please call me at (772) 287-4846.


                                                       Sincerely yours,


                                                        /s/ James C. Rushing III
                                                        ------------------------
                                                        James C. Rushing III
                                                        Chief Financial Officer